Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The summary of the general terms and provisions of the capital stock of IKONICS Corporation (the “Company”) set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Restated Articles of Incorporation, as amended (the “Articles”) and Amended and Restated By-Laws (“By-Laws,” and together with the Articles, the “Charter Documents”), each of which is incorporated herein by reference and attached as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For additional information, please read the Company’s Charter Documents and the applicable provisions of the Minnesota Business Corporation Act (the “MBCA”).

Capital Stock

The Company is authorized to issue up to 5,000,000 shares, consisting of 4,750,000 shares of common stock, par value of $0.10 per share (the “Common Stock”), and 250,000 shares of preferred stock, par value of $0.10 per share (the “Preferred Stock”). The Preferred Stock may be allotted as and when the Company’s Board of Directors (the “Board”) shall determine, and, under and pursuant to the laws of the State of Minnesota, the Board has the power to fix or alter, from time to time, in respect to shares then unallotted, any or all of the following: the dividend rate; the redemption price; the liquidation price; the conversion rights and the sinking or purchase fund rights of shares of any class, or of any series of any class.

Voting Rights

Each shareholder of record shares of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of shareholders, including the election of directors. The Articles do not permit cumulative voting in the election of directors or for any purpose whatsoever. Significant corporate transactions, such as amendments to the Articles, mergers, sales of assets and dissolution or liquidation, require approval by the affirmative vote of the majority of the outstanding Common Stock. Other matters to be voted upon by the holders of Common Stock normally require the affirmative vote of a majority of the shares present at the particular shareholders meeting.

Dividends and Other Distributions

Holders of the Common Stock are entitled to receive dividends in the form of cash, property or shares of capital stock of the Company, when and as declared by the Board, provided there are sufficient earnings or surplus legally available for that purpose. All of the issued and outstanding Common Stock are nonassessable.

Liquidation Rights

Upon any liquidation or dissolution of the Company, the holders of shares of Common Stock share ratably, in proportion to the number of shares held, in the assets available for distribution after payment of all prior claims, including all prior claims of any Preferred Stock then outstanding.

No Preemptive Rights

Shareholders of the Company shall have no preemptive rights to acquire securities or rights to purchase securities of the Company.

Anti-Takeover Provisions

The Charter Documents and the MBCA contain certain provisions that may discourage an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult. The following are some of the more significant anti-takeover provisions that are applicable to the Company:

Special Meetings of Shareholders; Shareholder Action by Unanimous Written Consent; and Advance Notice of Shareholder Business Proposals and Nominations

The By-Laws provide that special meetings of the shareholders shall be called by the Secretary at any time upon request of the Chairman, President, a Vice President, a majority of the Board of Directors, or upon request by shareholders holding ten percent (10%) or more of the capital stock entitled to vote. Section 302A.441 of the MBCA also provides that action may be taken by shareholders without a meeting only by unanimous written consent. The By-Laws provide an advance written notice procedure with respect to shareholder proposals of business. Shareholders at an annual meeting are able to consider only the proposals specified in the notice of meeting or otherwise brought before the meeting by or at the direction of the Board or by a shareholder that has delivered timely written notice in proper form to the Company’s Secretary of the business to be brought before the meeting.

Control Share Provision

Section 302A.671 of the MBCA applies, with certain exceptions, to any acquisition of the Company’s voting stock (from a person other than the Company and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the acquiring person owning 20% or more of its voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of the Company’s shareholders prior to consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within thirty days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

Business Combination Provision

Section 302A.673 of the MBCA generally prohibits the Company or any of its subsidiaries from entering into any transaction with a shareholder under which the shareholder purchases 10% or more of the Company’s voting shares (an “interested shareholder”) within four years following the date the person became an interested shareholder, unless the transaction is approved by a committee of all of the disinterested members of the Board serving before the interested shareholder acquires the shares.

Takeover Offer; Fair Price

Under Section 302A.675 of the MBCA, an offeror may not acquire shares of a publicly held corporation within two years following the last purchase of shares pursuant to a takeover offer with respect to that class, including acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization, or any other similar transaction, unless (i) the acquisition is approved by a committee of the Board’s disinterested directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer, or (ii) shareholders are afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Greenmail Restrictions

Under Section 302A.553 of the MBCA, a corporation is prohibited from buying shares at an above-market price from a greater than 5% shareholder who has held the shares for less than two years unless (i) the purchase is approved by holders of a majority of the outstanding shares entitled to vote or (ii) the corporation makes an equal or better offer to all shareholders for all other shares of that class or series and any other class or series into which they may be converted.